397 Eagleview Boulevard Exton, PA 19341 Phone (610) 458-7300 Fax (610) 458-7380

October 24, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re:	ViroPharma Incorporated

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

File No. 000-21699

Dear Mr. Rosenberg:

On behalf of ViroPharma Incorporated (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated October 11, 2006. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K – December 31, 2005

Financial Statements, page 70

Notes to the Consolidated Financial Statements, page 75

Revenue recognition, page 77

1.	Please provide us further modifications to your policy for recognizing product sales that you provided in response to prior comment four to clarify the following:

a.	When you believe that channel inventory at a period end is in excess of ordinary business needs and the value of potential returns is materially different than your returns accrual, it is unclear why you only “may” defer revenue recognition. As such, please clearly state that you would defer revenue recognition or describe the circumstances when you would not defer revenue recognition.

b.	When you believe that inventory levels are increasing without a reasonably correlation increase in prescription demand, it is unclear why you only “may” proactively determine not to process wholesaler orders until these levels are reduced. As such, please clearly state that you would not process the orders or describe the circumstances when you would process the orders.

Response: We concur with your comment. To address your comment, we intend to modify our disclosure in future filings, beginning with the third quarter Form 10-Q, to affirmatively state that (a) we “would” defer sales and (b) we “would” proactively determine not to process wholesaler orders until these levels are reduced.

We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to Vincent Milano, Vice President and Chief Financial Officer at (610) 321-6225, or to Thomas F. Doyle, Vice President and General Counsel at (610) 321-6202.

Very truly yours,

/s/ Michel de Rosen
Michel de Rosen

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